November 20, 2019

Eric Siliang Tan
Chief Executive Officer
Qutoutiao Inc.
11/F, Block 3, XingChuang Technology Center
Shen Jiang Road 5005
Pudong New Area, Shanghai, 200120
People's Republic of China

       Re: Qutoutiao Inc.
           Registration Statement on Form F-3
           Filed November 19, 2019
           File No. 333-234779

Dear Mr. Tan:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Ke Li, Esq.